OAO Siberian Oil Company
4 Sadovnicheskaya St.,
Moscow, 113035, Russia

HK 05/940
от 05.02.2002 г.


02002987


sibneft

Rule 12g3-2(b) File No. 82-4882

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.

AO "SIBERIAN OIL COMPANY" ("SIBNEFT")

Rule 12g3-2(b) File No. 82-4882

The information specified in Annex A is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Open Joint Stock Company "Siberian Oil Company" pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Valery A. Oif
Vice President

dlw 2/8

File No. 82-4882

ANNEX A

Exhibit 1:	**Publication in the FSC Bulletin Supplement ("Vestnik") № 06, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 23 January, 2002**
Exhibit 2:	**Publication in the FSC Bulletin Supplement ("Vestnik") № 10, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 06 February, 2002**
Exhibit 3:	**Official press-release on the fact that Sibneft Subsidiary Meetings Approve New Charters, dated 08 January, 2002**
Exhibit 4:	**Official press-release on the fact that Sibneft Signs Long Term Financial Deal, dated 08 January, 2002**
Exhibit 5:	**Official press-release on the fact that Sibneft Tops Industry League With Record Production Growth, dated 10 January, 2002**
Exhibit 6:	**Official press-release on the fact that Sibneft Floats Eurobond, dated 31 January, 2002**

File No. 82-4882

Exhibit 1

Publication in the FSC Bulletin Supplement ("Vestnik") № 06, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 23 January, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **10.01.2002**
Code: **0100146A10012002**

Hereby JSC Sibneft informs that some changes have occurred in the list of legal entities in which the Issuer has a share.
Full name of the legal entity in which Issuer has sold the share:
Limited Liability Company "Podolsknefteprodukt"
Legal address: 142101, Moscow region, Podolsk, Neftebazovskiy Pr., 5
Postal address: 142101, Moscow region, Podolsk, Neftebazovskiy Pr., 5
Share of the Issuer in the Charter Capital of the legal entity:
Before changing – 100%
After changing – 0%

Date of the changing: 10.01.2002

Vice President E.Y.Poltorak

File No. 82-4882

Exhibit 2

Publication in the FSC Bulletin Supplement ("Vestnik") № 10, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 06 February, 2002

File No. 82-4882

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **17.01.2002**
Code: **0100146A17012002**

Hereby JSC Sibneft informs that some changes have occurred in the list of legal entities in which the Issuer has a share.
Full name of the legal entity in which Issuer has acquired the share:
Limited Liability Company "Sibneft-Tomsk"
Legal address: 634009, Tomsk, Zaozerniy Per., 1
Postal address: 634009, Tomsk, Zaozerniy Per., 1
Share of the Issuer in the Charter Capital of the legal entity:
Before changing – 0%
After changing – 100%

Date of the changing: 17.01.2002

Vice President E.Y.Poltorak

Exhibit 3

Official press-release on the fact that Sibneft Subsidiary Meetings Approve New Charters, dated 08 January, 2002

File No. 82-4882

Sibneft Subsidiary Meetings Approve New Charters

Moscow, 8 January 2002; Extraordinary meetings of shareholders in Sibneft subsidiaries Noyabrskneftegas, Omsk Refinery and Omsknefteproduct were held today.

Shareholders in each company elected a new board of directors and approved a new charter to comply with revisions to the law on joint-stock companies which came into force on 1 January 2002.

File No. 82-4882

Exhibit 4

Official press-release on the fact that Sibneft Signs Long Term Financial Deal, dated 08 January, 2002

File No. 82-4882

Sibneft Signs Long Term Financing Deal

***Moscow, 8 January 2002*;** Sibneft has received a $175 million loan which was arranged jointly by ING Bank and Societe Generale. The loan has a term of three and a half years, the longest term ever secured by Sibneft. The facility entered syndication at the beginning of the year.

The agreement ties in with the company's strategy of replacing short-term facilities with longer-term financing at a lower cost, in support of longer-term investment projects.

Sibneft has consistently led the way among Russian companies in lowering borrowing costs, extending maturities and introducing innovative structures.

The company in October received the final tranche of a three-year $300 million loan arranged by Dutch bank ABN Amro, the largest medium-term syndicated facility secured by a Russian company since the country's financial crisis in 1998. This transaction followed a two-year $175 million syndicated loan agreement signed in March.

Exhibit 5

Official press-release on the fact that Sibneft Tops Industry League With Record Production Growth, dated 10 January, 2002

File No. 82-4882

Sibneft Tops Industry League With Record Production Growth

Moscow, 10 January 2002; Sibneft achieved the fastest rate of organic production growth of any major Russian oil company in 2001, according to industry data released by the Energy Ministry.

Sibneft's output rose by 20.2% to 408,000 barrels per day (20.671 million tonnes) from 338,000 barrels per day (17.199 million tonnes) the previous year. Sibneft last year began production for the first time at fields outside its core region of Noyabrsk. The production data includes output from Sibneft-Yugra and the company's Krapivinskoye field in the Omsk region.

Sibneft this year aims to grow production at an even faster rate, with output targeted to rise by 26.7% to 516,000 barrels per day (26.1 million tonnes). The output hikes are being driven by a two pronged strategy of intensive investment in developing new fields and in raising productivity at existing fields.

Other operational highlights include: (data for 2001 with comparative data for 2000)

- Crude exports up 30% to 143,000 barrels per day (7.256 million tonnes) from 110,000 barrels per day (5.587 million tonnes)
- Average output of new wells up 52% to 456 barrels (63.2 tonnes) per day from 299 barrels (41.5 tonnes) per day
- Average well productivity up 14% to 98 barrels (13.6 tonnes) per day from 86 barrels (11.9 tonnes) per day
- Drilling up 32% to 980,000 metres from 740,000 metres
- Hydrofracturing operations up 37% to 354 from 258
- Refining up 6% to 262,000 barrels per day (13.258 million tonnes) from 247,000 barrels per day (12.555 million tonnes), with gasoline output of 3.237 million tonnes, diesel output of 4.525 million tonnes, fuel oil output of 1.962 million tonnes and jet fuel output of 615,000 tonnes
- Headcount down 22% to 29,300 from 37,760

File No. 82-4882

Exhibit 6

Official press-release on the fact that Sibneft Floats Eurobond, dated 31 January, 2002

File No. 82-4882

Sibneft Floats Eurobond

Moscow, 31 January 2002; Sibneft has successfully floated a $250 million Eurobond. The five-year bond carries a coupon of 11.5% and was placed at par value. The transaction was arranged by Schroder Salomon Smith Barney, and the proceeds will be used to support Sibneft's capital expenditure programme.

The bond carries a Ba3 rating from Moody's Investors Service. Sibneft also has a Ba2 local currency rating, and both ratings have a stable outlook.

"We were very pleased by the strong interest shown by a broad cross-section of international investors, including many who were investing in Russian corporate debt for the first time," Sibneft president Eugene Shvidler said. "Sibneft intends to turn to international capital markets to meet a greater proportion of its financing needs in the future."

Sibneft was the first Russian company to issue a Eurobond. The $150 million three-year bond was launched in August 1997 through Salomon Smith Barney and redeemed in August 2000. In March 1998, Sibneft issued a $200 million six month zero-coupon promissory note which was arranged by Salomon Smith Barney. This note was successfully redeemed in September 1998.